June 20, 2025

Catherine De Lorenzo & Jeffrey Gabor

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Gratus Capital Properties Fund III LLC.
Offering Statement on Form 1-A Filed April 30, 2025 File No. 024-1253

Ms. Kim & Mr. Lee:

Please see below for responses to the Division’s letter dated May 27, 2024 regarding the above captioned matter. All questions have been addressed in the 2nd Amended Preliminary Offering Circular on Form 1-A, filed June 20, 2025 (“1st APOC”), as further herein detailed.

Amendment No. 1 to Offering Statement on Form 1-A

Construction in Progress, page F-9

1. We note your response to comment 17 and your revisions to your disclosures. Please expand the disclosure to address the following:

•	explicitly state the types of costs that are capitalized during the construction period and the periods of capitalization;
•	if interest costs are included in the construction in progress, describe how they are calculated and capitalized;
•	depreciation policy and how the percentage of completion is determined.

In response to this comment, the Company has included expanded disclosures in its updated financial statements as requested.

2. Please update your financial statements to be consistent with the requirements outlined within Part F/S (c)(1)(i) and (ii) of Form 1-A, which references the age requirements outlined in paragraphs (b)(3) - (4) of the same Part F/S of Form 1-A. In addition, an updated auditors consent is required pursuant to paragraph 11(a)(1) of Item 17 of Form 1-A.

The Company has updated its financial statements and auditor’s consent.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC